July 18, 2005

BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street NE
Mail Stop 3561
Washington, DC 20549
Attn: H. Christopher Owings

Re:	Williams Partners L.P.
Registration Statement on Form S-1
File No. 333-124517

Dear Mr. Owings:

     Set forth below are the responses of Williams Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated July 8, 2005, with respect to Amendment No. 1 to the Partnership’s Registration Statement on Form S-1 (File No. 333-124517) (the “Registration Statement”). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, our responses are prefaced by the exact text of the Staff’s corresponding comment in italicized text. The references to page numbers in the responses to the Staff’s comments correspond to the pages in Amendment No. 2 that we are filing today via EDGAR.

General

1.	We reissue comment 2 in our letter dated June 1, 2005. Utilizing proceeds from the sale of units to redeem an equal number of units from affiliates of your general partner appears to constitute a sale of those units for the account of those affiliates.

Response:	We have revised the registration statement as requested to reflect that upon exercise of the underwriters’ option to acquire additional common units, those additional units will be sold to the underwriters by the selling unitholders identified in the prospectus. Please read the prospectus cover page and pages 7, 30, 160 and 161 through 164 of Amendment No. 2.

Prospectus Cover Page

2.	We reissue comment 3 in our letter dated June 1, 2005. While noting your response, we continue to believe that the expected distribution rate is not appropriate for cover page disclosure. Instead, the disclosure should appear in the summary, where currently it already does.

Response:	We have revised the cover page of the prospectus as requested to remove the expected distribution rate.

Artwork

3.	We reissue comment 4 in our letter dated June 1, 2005. Please remove the defined term “NGL” from your artwork.

Response:	We have revised the artwork on our inside front cover page as requested to remove the defined term “NGL”.

Prospectus Summary, page 1

4.	As your adjusted EBIDTA is a non-GAAP financial measure, we do not believe it is appropriate to include it in the Summary. Please delete the disclosure on EBIDTA in the carryover paragraph at the bottom of page 1, or substitute with an equivalent GAAP measure discussion in this section.

Response:	We have revised disclosure in the referenced paragraph as requested to delete any reference to EBITDA or other non-GAAP financial measure. Please read page 2 of Amendment No. 2.

Cash Distribution Policy, page 33

Cash Available to Pay Distributions, page 42

5.	We are still reviewing your response and revisions made in these sections to address comment 10 in our letter dated July 8, 2005. We may have further comments upon the completion of our review.

Response:	We have reviewed comment 10 in your prior letter and, per our conference call with the Staff on July 13, 2005, we have revised the disclosure in the referenced sections of the registration statement to reflect the comments provided by the Staff during such conference call. Please read “Cash Distribution Policy and Restrictions on Distributions” beginning on page 33 of Amendment No. 2 and “How We Make Cash Distributions” beginning on page 46 of Amendment No. 2.

Selected Historical and Pro Forma Combined Financial and Operating Data, page 51

6.	Please refer to comment 11 in our letter dated June 1, 2005. Please disclose in your filing the reasons why you present separate Adjusted EBITDA measures for Williams Partners Predecessor and Discovery. We believe your disclosure should describe, at a minimum, Discovery’s cash distribution policy and how you expect distributions from Discovery to represent a significant portion of your available cash to pay distributions. Please ensure your disclosures justifying presentation of separate Adjusted EBITDA measures satisfy the requirements of Question 8 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please similarly revise your disclosures throughout the filing.

Response:	We have reviewed comment 11 in your prior letter and have revised the disclosure under the captions “Summary Historical and Pro Forma Combined Financial and Operating Data,” “Selected Historical and Pro Forma Combined Financial and Operating Data” and elsewhere in Amendment No. 2 as requested to describe Discovery’s cash distribution policy and that the Partnership expects distributions from Discovery to represent a significant portion of its available cash. Please read pages 10, 18, 34 and 53 of Amendment No. 2.

Unaudited Williams Partners L.P. Pro Forma Financial Statements

Unaudited Pro Forma Statement of Operations, page F-4

7.	Please refer to comment 25 in our letter dated June 1, 2005. We are not in a position to agree with your conclusion that the two-class method is inappropriate for presenting your earnings per unit results. We believe that the subordinated units represent a separate class of common units that require two-class presentation under paragraph 60.b. of SFAS 128. While you claim that the common and subordinated units have the same dividend rates, your cash distribution policy appears to indicate that there is the possibility that the subordinated units may receive a lower distribution than the common units or none at all. Furthermore, since your subordinated units are already a class of common unit they are precluded from being characterized as a security that is convertible into common units under paragraph 61 of SFAS 128. Please revise your earnings per unit presentation accordingly.

Response:	We have revised the Partnership’s earnings per unit presentation as requested to include separate information for common units and subordinated units. Please read pages 11, 54, F-4 and F-7 of Amendment No. 2.

Note 2. Pro Forma Adjustments and Assumptions, page F-6

8.	We note that you plan to retain $7.4 million of offering proceeds for working capital purposes to offset an estimated equal amount of deferred revenue. Since you plan to retain these funds, please tell us why the $7.4 million is not included as a reduction to the $83.5 million distribution to Williams in footnote (e). Based on your disclosure throughout the filing, including the Use of Proceeds section, it appears the pro forma distribution to Williams should be $76.1 million. Please revise or advise.

Response:	The $83.5 million distribution to Williams in footnote (e) is based on the pro forma balance sheet as of March 31, 2005. Specifically, the cash retained in the partnership in footnote (e) does not include the retention of the $7.4 million related to deferred revenue as of June 30, 2005 because this deferred revenue balance did not exist as of March 31, 2005. The cash receipts that create the deferred revenue in question were received in April and May of 2005 and are therefore not appropriate pro forma adjustments for the periods presented. However, this deferred revenue will create a working capital deficit at the time of the offering that needs to be balanced through the retention of cash. Therefore, where we discuss the use of proceeds at the time of the offering we include the retention of these amounts. We believe that note (1) under footnote (e) provides an explanation of the difference between the pro forma distribution to Williams and the use of proceeds information that appears elsewhere in the Prospectus.

     Please do not hesitate to call the undersigned at (713) 220-3992 with any comments or questions regarding this letter or the above-referenced Registration Statement.

Very truly yours,

/s/ William J. Cooper William J. Cooper

cc:	Pradip Bhaumik (Securities and Exchange Commission)
David Mittelman (Securities and Exchange Commission)
James J. Bender (Issuer)
Curt Carmichael (Issuer)
Richard Carson (Issuer)
Robert Pierce (Lehman Brothers Inc.)
Dan A. Fleckman (Vinson & Elkins LLP)
Robert V. Jewell (Firm)